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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

             West Corporation (f/k/a West TeleServices Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    952355105
    ------------------------------------------------------------------------
                                 (CUSIP Number)

   Gary L. West, West Corporation, 11808 Miracle Hills Drive, Omaha, NE 68154,
         (402) 571-7700 with a copy to Serge Benchetrit, Willkie Farr & Gallagher, 787 Seventh Avenue, New York, NY 10019
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 8, 2001
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No.  95355105                                            Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Gary L. West

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES                       45,521,263
BENEFICIALLY
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH                    -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                45,521,263

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            45,521,263

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            70.7%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No.  95355105                                            Page 3 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mary E. West

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES                       45,521,263
BENEFICIALLY
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH                    -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                45,521,263

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            45,521,263

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            70.7%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.
------- ---------------------

     This statement relates to the Common Stock, par value, $.01 per share (the "Common Stock"), of West Corporation (f/k/a West TeleServices Corporation) (the "Company" or the "Issuer"), which has its principal executive offices at 11808 Miracle Hills Drive, Omaha, NE 68154.

Item 2. Identity and Background.
------- ------------------------

     (a) This statement is being filed by Gary L. West and Mary E. West (together, the "Wests").

     (b) The business address of the Wests is 11808 Miracle Hills Drive, Omaha, NE 68154.

     (c)  (i) Gary L. West is Chairman of the Board of Directors of the Company.

          (ii) Mary E. West is the Vice Chairman of the Board of Directors and Secretary of the Company.

     (d) Neither of the Wests have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Neither of the Wests has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Wests was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     (f) Each of the Wests is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
------- --------------------------------------------------

     The source and amount of funds and other consideration received by the Company in exchange for the shares of Common Stock of the Company owned by the Wests are fully described in the Schedule 13D filed jointly by the Wests and Mr. Troy L. Eaden originally on July 24, 1998, as amended by Amendment No. 1 on August 24, 1998, Amendment No. 2 on May 10, 2000 and the Final Amendment on February 21, 2001 (collectively, the "Original Schedule 13D").

Item 4. Purpose of Transaction.
------- -----------------------

     In the past the Wests filed the Original Schedule 13D jointly with Mr. Troy
L. Eaden. At this time, the Wests, collectively, and Mr. Eaden, individually, no longer believe it is in their respective best interests to file jointly. Thus, the Wests are filing this Schedule 13D and Mr. Eaden will be filing a separate
Schedule 13D.

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     The Wests intend to review continuously their investment in the Company. In reaching any decision with respect to such investment, the Wests will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other investment opportunities available to the Wests and economic and market conditions. Depending upon the results of their review of such factors, the Wests may independently decide to purchase (on such terms and at such times as they consider desirable) additional Common Stock of the Company, or dispose of all or a portion of such Common Stock (whether now or hereafter held).

Item 5. Interest in Securities of the Issuer.
------- -------------------------------------

     (a) As of the date hereof, the Wests collectively beneficially own, the aggregate number and percentage of outstanding Common Stock as set forth below:

                                Number of Shares             Percentage*
                                ----------------             ----------
Wests                              45,451,263                   70.7%

     (b) All the shares of Common Stock beneficially owned by the Wests are held by the Wests in joint tenancy with right of survivorship. Voting power of all shares of Common Stock held by the Wests is shared between them.

     (c) No transactions in the Common Stock were effected by the Wests within the 60-day period prior to the date of this filing.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or
------- Relationships with Respect to Securities of the Issuer.
        -------------------------------------------------------

     As fully described in and attached as an exhibit to the Original Schedule 13D, the Wests are party to a Registration Rights Agreement, dated November 25, 1996.

Item 7. Material to Be Filed as Exhibits.
------- ---------------------------------

     Exhibit 99.1 - Joint Filing Agreement


----------
* Based on a total of 64,354,041 shares of Common Stock outstanding at September 30, 2000 as reported in the Company's Quarterly Report on Form 10-Q filed on November 13, 2000.

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                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2001
                                        /s/ Gary L. West
                                        ------------------------------
                                        Gary L. West


                                        /s/ Mary E. West
                                        ------------------------------
                                        Mary E. West